Mail Stop 4561

October 31, 2008

Mr. Bernard L. Brodkorb
President, Chief Executive Officer, and Chief Financial Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, MN 55113

>   **Re: ISA Internationale Inc.**
>   **Form 10-KSB for the year ended September 30, 2007**
>   **Forms 10-QSB for the periods ended December 31, 2007; March 31,**
>   **2008; and June 30, 2008**
>   **File No. 001-16423**

Dear Mr. Brodkorb:

       We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief